Exhibit 12.1

HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized) and the estimated interest portion of rents.

		For the Year Ended December 31,
	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
		(In Millions, Except Ratios)
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$98.9	$110.7	$102.3	$95.1	$119.9	$126.0
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	—	—	—	0.1	0.7	1.0
Interest element of rentals (1)	15.4	19.8	21.6	22.1	22.3	21.1

Total fixed charges	$114.3	$130.5	$123.9	$117.3	$142.9	$148.1

COMPUTATION OF EARNINGS:
Pre-tax income from continuing operations before equity in net income of nonconsolidated affiliates	$280.7	$376.2	$384.0	$327.3	$230.9	$179.8
Fixed charges	114.3	130.5	123.9	117.3	142.9	148.1
Amortization of capitalized interest	0.1	0.2	0.1	—	—	—
Distributed income of equity investees	4.5	12.6	11.4	11.0	13.0	8.1
Interest capitalized	(0.6)	(1.5)	(1.9)	(1.0)	(0.5)	(0.4)

Total earnings	$399.0	$518.0	$517.5	$454.6	$386.3	$335.6

RATIO OF EARNINGS TO FIXED CHARGES	3.5	4.0	4.2	3.9	2.7	2.3

(1)	Management has determined the interest component of rent expense to be 33%.